FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of August, 2003

                           Commission File Number:0-49888


                          Randgold Resources Limited
                (Translation of registrant's name into English)

            La Motte Chambers, La Motte Street, St. Helier, Jersey,
                            JE1 1BJ, Channel Islands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


London, 8 August 2003

RANDGOLD RESOURCES CONFIRMS MERGER PROPOSAL

The Board of Randgold Resources Limited ("Randgold") (LSE: RRS) (NASDAQ: GOLD), notes the recent press comment and confirms that it has submitted an indicative merger proposal to the Board of Ashanti Goldfields Company Limited ("Ashanti"). This indicative proposal envisages the acquisition of the issued share capital of Ashanti through a scheme of arrangement at a proposed ratio of one Randgold ordinary share or American Depository Receipt for every two Ashanti ordinary shares. It also proposes to retain the Ashanti name and is conditional on, amongst other things, further due diligence.

These discussions are at an early stage and may or may not lead to a formal proposal being made or an agreement being reached.

A further announcement will be made in due course, as appropriate.

Enquiries:

RANDGOLD
Chief Executive
Dr Mark Bristow
+44 779 775 2288
+27 (0) 82 800 4293

Financial Director
Roger Williams
+44 779 771 9660

Investor & Media Relations
Kathy du Plessis
+27 11 728 4701
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com

HSBC BANK PLC
Adrian Coates/
Tim Morgan-Wynne/
Jan Sanders
+44 20 7991 8888

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Randgold, and no-one else in connection with the matters referred to in this document and will not be responsible to any person other than Randgold for providing the protections afforded to customers of HSBC Bank plc, or for advising any such person on the contents of this announcement or any transaction referred to in this announcement.

*********
Issued on behalf of Randgold Resources Limited by du Plessis Associates. dPA contact Kathy du Plessis on Tel: 27(11) 728 4701, mobile: 27(0)83 266 5847 or e-mail randgoldresources@dpapr.com website: www.randgoldresources.com
*********

DISCLAIMER: Statements made in this release with respect to Randgold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. For a discussion of important factors and risks involved in Randgold's business, refer to Randgold's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003.

Randgold does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    Randgold Resources Limited



                                                       By:___/s/David Haddon___
                                                       David Haddon
                                                       Group Company Secretary

Date: 11 August 2003